                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  August 7, 2002

                        Net Servicos de Comunicacao S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Net Servicos de Comunicacao S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira

      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: August 7, 2002

                           FORWARD-LOOKING STATEMENTS

This release contains  forward-looking  statements  relating to the prospects of the business,  estimates for operating and financial results,  and those related to growth prospects of Net Servicos de Comunicacao  S.A. are merely  projections and, as such,  are based  exclusively  on the  expectations  of Net  Servicos de
Comunicacao  S.A.'s  management  concerning  the future of the  business and its continued  access to capital to fund its  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in Net Servicos de Comunicacao S.A.'s filed disclosure  documents and are, therefore, subject to change without prior notice.

                        NET SERVICOS DE COMUNICACAO S.A.
                  Corporate Tax ID (CNPJ) # 00.108.786/0001-65
                              NIRE # 35.300.177.240

                                 PUBLIC COMPANY

                   MINUTES OF THE BOARD OF DIRECTORS' MEETING
                             HELD ON AUGUST 5, 2002

1.  VENUE,  TIME AND DATE:  At the Company  headquarters,  located at 1356 Verbo
Divino Street, 1st floor, Sao Paulo, SP, at 18:00 (Brazilian time) on August 25,
2002.

2. ATTENDANCE: The members of the Board of Directors, whose signatures are below in these minutes.

3.  MEETING  BOARD:  Roberto  Irineu  Marinho,  Chairman  and Stefan  Alexander,
Secretary.

4. AGENDA:  to  deliberate  about (i) the  settlement of the price of the shares
(the  "Shares") to be issued  through the public offer  approved in the Board of
Directors'  Meeting ("BDM") held on June 18, 2002, with the changes  approved in the BDMs  held on July 23 and July 31,  2002,  and its  justification;  (ii) the
Company's  capital  increase and the total number of common and preferred shares to be issued;  (iii) the method of subscription  and pay-up of the Shares;  (iv)
how to deal  with  those  interested  in  subscribing  the  Shares;  and (v) the authorization  for the  Management  to do any and  every  act  necessary  to the issuing of the Shares.

5.  DECISIONS:  The  attending  members  of the Board of  Directors  unanimously decided the following:

(a)  To set the  issue  price of the  Shares as  R$ 0.70  per  common  share and
     R$ 0.70 per  preferred  share.  The issue price of the common and preferred shares was settled after the conclusion of the book building process by the public  distribution  coordinators,  in compliance  with the  provisions of article  170,  first  paragraph,  item III of Law # 6,404/76,  based on the quotations of the  preferred  shares issued by the company (once its common shares do not have liquidity) in the Sao Paulo Stock Exchange - BOVESPA, on the date of the  settlement  of  issue  price of the  Shares,  accepting  a premium or a discount  over the weighted mean price of the quotation of the preferred  shares in the Sao Paulo Stock Exchange - BOVESPA,  on that date, as a result of the market conditions. It was considered, for the definition of the  issue  price  of  the  Shares,  the  interest  demonstrated  by the institutional  investors  for  the  subscription  and  acquisition  of  the
     preferred  shares  to  be  issued  by  the  Company,   without  the  direct
     participation in the process of settlement of the issue price of the Shares of the holders of the  debentures  of the 2nd public offer of the Company's debentures and of the  non-institutional  investors who placed reservations during the reservation period. In compliance with the provisions of article
     170, 7th paragraph,  of Law # 6,404/76,  the Directors unanimously approved that the  option  for the  market  price of the  shares of the  Company  to determine the price of the common and preferred shares to be issued,  based on  the  quotation  of the  preferred  shares  issued  by  the  Company  is justified,  considering  that it is a primary  public offer in the domestic market,  in which the book  building  procedure  reflects  the  value  that investors  presented  their  bid  intentions,  being,  therefore,  the most adequate  criterion to determine  the fair value of the Shares to be issued by the  Company,  granting the greater  financial  benefits to the Company, according to the interest presented by investors in subscribing the Shares.
     Considering that the common shares issued by the Company do not have enough liquidity  and trading  volumes to use its quotation to determine the issue price of the  common  shares to be issued by the  Company,  such  price was determined as the same subscription  price defined for the preferred shares to be issued by the Company, in compliance with the provisions approved;

(b)  To approve that the Company's  capital  increase  from R$  1,525,239,629.31
     (one  billion,  five  hundred  and  twenty-five  million,  two  hundred and thirty-nine  thousand,  six hundred and  twenty-nine  Reais and  thirty-one cents) to R$  2,123,299,855.71  (two billion,  one hundred and twenty-three million, two hundred and ninety-nine thousand, eight hundred and fifty-five
     Reais and seventy-one cents),  through the issue for public subscription of
     431,100,000  common shares and 423,271,752  preferred  shares,  all of them being nominative and with no par value,  and all the resources  provided by the approved  capital  increase  will be  incorporated  into the  Company's capital;

(c)  To approve that the number of shares  defined in the item (b) above,  to be issued in a public offer,  will not be increased after the beginning of the public  distribution of the Shares,  once it was not granted the option for the  coordinators  of the public  distribution  to subscribe any additional share, once it was not verified excess demand for the subscription;

(d)  To approve that the pay-up of the Shares will be made  upfront,  in the act of subscription,  in (i) domestic  currency;  or (ii) deliver of debentures issued in the 2nd public offer of debentures;  or (iii)  capitalization  of credits held by  shareholders as Advances for Future Capital  Increase;  or
     (iv)  capitalization  of credits held by shareholders as mutual between the shareholders and the Company;

(e)  To approve that the subscription and public offer of shares must be made in
     OTC market, under a regime of differentiated  procedure, in compliance with article 33 of CVM Instruction # 13/80, and that the Company's shareholders, holders of debentures of the 2nd public issue of debentures of the Company,
     and  individual  or  corporate   investors  not  considered   institutional
     investors and who hold  debentures of the 2nd public offer of debentures of the Company have been granted a 05 (five) working day period,  between July
     22 and July 26 of 2002,  that was  extended  on August 1st and 2nd of 2002, according  to the Press  Release  released on July 31,  2002  ("Reservation
     Period"),   for  requesting   reservations  for  the  Shares  subscription,
     according  to the Press  Release  released  by the Company on July 18, 2002 with the changes  described in the Press Release released on July 31, 2002, being that the remaining  preferred  shares issued by the Company that were not reserved for subscription  during the Reservation  Period were destined to public offer to institutional  investors,  by the coordinators of public distribution of Shares;

(f)  To establish that the Company will have a new capital increase, through the private  issuance of shares for the issue price of R$0.70 (seventy cents of real)  per  share,  so as to  fulfill  the  balance  of  commitment  of the shareholders  in the  terms  of the  Company's  Recapitalization  Protocol, immediately after the Extraordinary General Meeting that will deliberate on the capital increase authorized by the Company, to take place on August 16,
     2002, as published in the summoning released on August 1, 2002; and

(g)  To authorize the Company's  management to do any and every act necessary to conclude the stock  offer,  as well as to sign all  documents  required for that purpose,  including the Private Contract of Coordination Agreement, as well as the Contract of  Coordination  and  Guarantee of  Subscription  and
     Placement  of  Common  and  Preferred  Shares  Issued  by Net  Servicos  de
     Comunicacao S.A.

6. CLOSING:  Having no further issues,  the meeting was ended, and these minutes drawn up that was read and  approved,  signed  by all  members  of the  Board of
Directors who were present. Sao Paulo, Date August 5, 2002. Signatures:  Roberto
Irineu  Marinho -  President;  Stefan  Alexander  -  Secretary;  Henri  Philippe
Reichstul  - Director;  Mauro  Muratorio  Not - Director;  Romulo de Mello Dias-
Director;  Nelson  Pacheco  Sirotsky - Director;  Ronnie Vaz Moreira - Director;
Jorge Luiz de Barros Nobrega - Director.

I certify that this is a free  translation  of the original  minutes drawn up in the Company's records.

                     ---------------------------------------
                                Stefan Alexander
                                    Secretary